UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Nouveau Monde Graphite Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

66979W842

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities ExchangeAct of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 12,500,000 common shares, without par value (“Common Shares”) of Nouveau Monde Graphite Inc. (the “Issuer”) issued pursuant to the Subscription Agreement, dated February 14, 2024 (“Subscription Agreement”), between the Issuer and GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 26, 2024, filed with the Securities and Exchange Commission (“SEC”) on February 26, 2024 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2024.

CUSIP No. 66979W842	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 12,500,000 Common Shares issued pursuant to the Subscription Agreement. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 26, 2024, filed with the SEC on February 26, 2024 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2024.

CUSIP No. 66979W842	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (“Common Shares”) of Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 481 rue Brassard, Saint-Michel-des-Saints, Québec J0K 3B0.

Item 2.	Identity and Background

This Schedule 13D is being filed by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM”) (collectively, the “Reporting Persons”). GM Holdings is a wholly owned subsidiary of GM. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GM and GM Holdings are set forth in Exhibit 99.2. The address of the principal business office of each of the Reporting Persons is 300 Renaissance Center, Detroit, MI 48265.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Subscription Agreement, dated February 14, 2024 (the “Subscription Agreement”), between the Issuer and GM Holdings, relating to an aggregate investment by GM Holdings of approximately US$150 million in the Issuer (the “Transaction”). The Transaction is expected to close in two tranches.

Tranche 1

The closing of the first tranche (“Tranche 1”) occurred on February 28, 2024 after the satisfaction of certain conditions precedent, including the receipt of approval for Tranche 1 from the TSX Venture Exchange (the “TSXV”). At the closing of Tranche 1, GM Holdings acquired 12,500,000 Common Shares and 12,500,000 warrants (collectively, the “Purchased Securities”) at a price per Purchased Security of US$2.00 for gross proceeds to the Issuer of US$25 million. The warrants (the “Tranche 2 Warrants”) will be exercisable for 12,500,000 Common Shares at an exercise price of US$2.38 per share for a term commencing on the date of the final investment decision (“FID”) by the Issuer’s board of directors and ending on the earlier of the date (i) upon which GM Holdings subscribes for and purchases Tranche 2 Shares (as defined below), (ii) upon which the Subscription Agreement is terminated pursuant to its terms or (iii) that is five years immediately following the Tranche 1 closing.

The Tranche 2 Warrants will be generally exercisable in full in connection with the closing of Tranche 2 (as defined below). Without the prior approval of the TSXV, GM Holdings may only exercise the Tranche 2 Warrants to the extent such exercise would not result in GM Holdings holding more than 19.9% of the outstanding Common Shares of the Issuer. If TSXV approval (which may include Issuer shareholder approval) is obtained to permit GM Holdings to hold in excess of 19.9%, there is a contractual limitation on the exercise of the Tranche 2 Warrants such that GM Holdings must not exceed 24.9% of the outstanding Common Shares of the Issuer.

Tranche 2

The Subscription Agreement also provides for the issuance of approximately US$125 million (the “Tranche 2 Investment”) of Common Shares (the “Tranche 2 Shares”) at a price per share to be determined, subject to certain adjustments and limitations described below. Completion of the second tranche (“Tranche 2”) is subject to several conditions, including Issuer shareholder approval for GM Holdings to hold in excess of 19.9%, a positive FID and the Issuer having secured sufficient capital related to the Matawinie Mine. The parties contemplate that the Tranche 2 investment will occur by November 30, 2024, subject to automatic extension until the termination of the Offtake Agreement (described in Item 6).

If, prior to the closing of the Tranche 2 Investment, GM Holdings has exercised the Tranche 2 Warrants or otherwise subscribed for Common Shares pursuant to participation rights (the “Participation Right Shares”) granted under the Investor Rights Agreement (described in Item 6), the Tranche 2 Investment will be reduced by the aggregate exercise price for the Tranche 2 Warrants or the aggregate subscription price for the Participation Right Shares, as applicable.

If TSXV approval (which may include Issuer shareholder approval) is obtained to permit GM Holdings to hold in excess of 19.9% of the outstanding Common Shares of the Issuer, there is a contractual limitation on the Tranche 2 Investment such that GM Holdings must not exceed 24.9% of the outstanding Common Shares of the Issuer. If this limitation applies, GM Holdings and the Investor have agreed to negotiate with respect to alternate means of providing capital for any shortfall.

This summary is qualified in its entirety by reference to the Subscription Agreement and the form of Warrant Certificate, copies of which are filed as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

CUSIP No. 66979W842	13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction

The acquisition and beneficial ownership of the Common Shares by the Reporting Persons were and will be undertaken for investment purposes and the Offtake Agreement (described in Item 6). More specifically, the Tranche 1 investment was undertaken in connection with the advancement of the Issuer’s Matawinie Mine and the Bécancour Battery Material Plant in line with GM Holdings’ battery manufacturer specifications, and the Tranche 2 investment will be undertaken in connection with the further development of an active anode material project to source of natural graphite for the electric vehicle and lithium-ion battery market.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) determine to nominate an individual to serve on the board of directors of the Issuer pursuant to the IRA described in Item 6, below.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

The aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 11.1% of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned is based on information disclosed in the Issuer’s Material Change Report, dated February 26, 2024, filed with the SEC on February 26, 2024 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2024.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Offtake Agreement

Concurrent with the closing of Tranche 1, the Issuer and GM Holdings entered into a supply agreement, dated February 28, 2024 (the “Offtake Agreement”), whereby the Issuer agreed to provide 18,000 tonnes per annum (“tpa”) of its expected Phase-2 active anode material output to GM Holdings for an initial 6-year term from the commencement of the Issuer’s Phase-2 production. The sales to GM Holdings will be based on an agreed upon price formula linked to prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement to GM Holdings.

The Offtake Agreement is subject to conditions precedent which are standard for a project of this nature. The Offtake Agreement contains standard termination rights for an agreement of this nature.

Investor Rights Agreement

Concurrent with the closing of Tranche 1, the Issuer and GM Holdings entered into an investor rights agreement (the “IRA”). Under the IRA, GM Holdings is required to “lock-up” its Common Shares for a period of 18 months from the date of the Tranche 1 closing.

CUSIP No. 66979W842	13D	Page 6 of 7 Pages

The IRA also provides among other things, for GM Holdings to be entitled to the following:

(a)

the right to nominate one individual or two individuals to serve on the board of directors of the Issuer for so long as it owns at least 10% or 20%, respectively, of the issued and outstanding Common Shares, along with the right to consent to any increase in the size of the board of directors to more than 10 directors for so long as it owns at least 10% of the issued and outstanding Common Shares;

(b)

the right to have (i) a non-voting observer (as an alternative to each board nominee) and one non-voting observer (in addition to the board nominee(s)) attend all of Issuer’s board meetings for as long as it is entitled to designate a board nominee and (ii) a non-voting observer attend all of the Issuer’s board meetings for so long as it owns 5% or more of the issued and outstanding Common Shares and is a party to the Offtake Agreement (or a similar agreement with the Issuer);

(c)

the right to participate in any subsequent issuances of Issuer’s securities to “top-up” its pro rata ownership of the Issuer during the time leading up to the Tranche 2 closing and thereafter for so long as it owns 10% or more of the issued and outstanding Common Shares; and

(d)	certain demand, piggyback and shelf registration rights with respect to the Common Shares held by GM Holdings.

In addition, GM Holdings is subject to a standstill limitation whereby it may not increase its holdings of Common Shares (excluding the acquisition of Common Shares pursuant to the Transaction), until the later of three years following the effective date of the IRA.

The foregoing description of the IRA is qualified in its entirety by reference to the IRA, a copy of which is filed as Exhibit 10.3 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Subscription Agreement, dated February 14, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K for the month of February 2024 and filed with the SEC on February 26, 2024)

10.2	Form of Warrant Certificate between the Issuer and GM Holdings (incorporated by reference to Schedule C of the Subscription Agreement filed as Exhibit 10.1 hereof)

10.3	Form of Investor Rights Agreement between the Issuer and GM Holdings (incorporated by reference to Schedule E of the Subscription Agreement filed as Exhibit 10.1 hereof)

99.1	Joint Filing Agreement, dated February 28, 2024, by and between the Reporting Persons

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary